Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Fourteenth Meeting of the Seventh Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

30 March 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

1

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-014

ANNOUNCEMENT on resolutions passed at

the FOURTEENTH MEETING of the Seventh SESSION OF

tHE SUPERVISORY COMMITTEE OF

China Southern Airlines Company Limited

The supervisory committee (the “Supervisory Committee”) of China Southern Airlines Company Limited and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 30 March 2017, China Southern Airlines Company Limited (the "Company") held the fourteenth meeting of the seventh session of the Supervisory Committee at the No. 3 Conference Room, 4th Floor, Pearl Hotel CSN, Baiyun International Airport, Guangzhou. Five supervisors (the "Supervisors") of the Company are eligible to attend the meeting and three Supervisors attended the meeting. Supervisor Ms. Yang Yi Hua, who did not attend the meeting because of business reasons, authorized Supervisor Mr. Li Jiashi to attend the meeting and vote on her behalf. Supervisor Mr. Wu De Ming, who did not attend the meeting because of business reasons, authorized Supervisor Ms. Zhang Wei to attend the meeting and vote on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China (the "Company Law"), the Articles of Association of the Company and the Working Procedures of the Supervisory Committee.

The following resolutions were considered by the Supervisors who attended the meeting and passed unanimously at the meeting:

I. considered and approved the full text and summary of the 2016 annual report and results announcement for the year 2016 (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards (the "IFRSs"));

II. considered and approved the profit distribution proposal of the year 2016;

Under the PRC accounting standards, the Company realised the net profit of RMB4,061 million (excluding the undistributed revenue of the subsidiaries) in 2016. According to the Company Law, after withdrawing 10% of the net profits of the Company as the statutory surplus reserve amounting to RMB406 million, the remaining distributable profits of the Company amounted to RMB3,655 million in 2016. Under the IFRSs, the Company realised the net profit of RMB3,572 million (excluding the undistributed revenue of the investment entities) in 2016, and after withdrawing the statutory surplus reserve amounting to RMB406 million, the distributable profits of the Company amounted to RMB3,166 million in 2016.

2

The Board hereby proposed to declare a cash dividend of RMB982 million, or RMB1 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares.

III. considered and approved the "2016 Internal Control Appraisal Report of China Southern Airlines Company Limited";

IV. considered and approved the "2016 Corporate Social Responsibility Report of China Southern Airlines Company Limited";

V. considered and approved the "Report of the Supervisory Committee for the Year 2016";

VI. considered and approved the related party transaction regarding the proposed financing leasing of two aircrafts from China Southern International Finance Leasing Co., Ltd. by the Company.

The aforesaid resolutions I, II, V has to be submitted to the annual general meeting for approval.

The Supervisory Committee reviewed the 2016 annual report prepared by the board of directors of the Company and formed the following opinions:

1. the preparation and approval procedures of the annual report were in compliance with the requirements under the applicable laws and regulations, Articles of Association of the Company and the relevant internal corporate governance rules and regulations of the Company;

2. the contents and format of the annual report were in compliance with the relevant requirements of China Securities Regulatory Commission and Shanghai Stock Exchange, and information disclosed therein reflected correctly the operational, management and financial status of the Company, without any false representation, misleading statement or material omission;

3. as at the date of this opinion, none of the persons involved in the preparation and approval of the annual report were found to have committed any action in breach of confidentiality requirements.

The Supervisory Committee of

China Southern Airlines Company Limited

30 March 2017

3